Mail Stop 6010


      December 20, 2005


Dr. David Dalton
Chief Executive Officer
4810 Seton Drive
Baltimore, Maryland  21215

	Re:	Univec, Inc.
      Form 10-KSB, as amended, for the Year Ended December 31,
2004
      Forms 10-QSB for the Quarters Ended March 31, 2005 and June
30,
2005
      File No. 000-22413

Dear Dr. Dalton:

      We have reviewed your filings and your response letter dated November 18, 2005 and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-KSB for the Year Ended December 31,
2004

Item 6.  Management`s Discussion and Analysis, page 11

General

1. We note that the 2003 information included in your MD&A has not been updated to show the restated results reflected on your audited statement of operations on page F-4. Please revise to ensure your MD&A discusses the appropriate results of operations.

Item 8A.  Controls and Procedures, page 14

2. Please refer to prior comment 3. Please note that Item 307 of Regulation S-B requires disclosure of the conclusion of your principal officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Your current disclosure states that the conclusion is based on an evaluation as of a date within 90 days of the end of the period covered by the report. As such, your current disclosure does not fully comply with Item 307 of Regulation S-B. Please revise the filing to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2004, which is the end of the period covered by the report.

3. Further to the above, in order to avoid investor confusion, please
remove your prior controls and procedures disclosure filed in your
Form 10-K filed on September 15, 2005.    Please also remove your
reference to the SEC Release 33-850 interpretative guidance as that guidance is not applicable to the disclosure controls and procedures.

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

4. Please refer to prior comment 6.   Your auditor states that it
has
audited the adjustments described in Note 2 that were applied to restate the 2003 financial statements and that, in its opinion, such adjustments are appropriate and have been properly applied. It is unclear to us whether your auditor has audited the restated 2003 financial statements as required. Please have your auditor modify its explanatory paragraph included in its report to clarify that it has audited the 2003 restated financial statements and not just the restatement adjustments.

 -Consolidated Statement of Operations

5. Please refer to prior comment 7. We note that you present a columnar reconciliation of the original amounts reported, adjustments and restated results for 2003 on the face of your statements of operations. We believe this presentation may be confusing to investors. Please revise the consolidated statements of operations to present only your audited restated consolidated statements of operations for each period required. To the extent that you have restated your financial statements from those previously reported, you should label those financial statements as restated and present a reconciliation in Note 2 which discloses the effect of the correction of the error on income before extraordinary items, net income, and the related per share amounts. Refer to paragraph 37 of APB 20.

6. In addition, we note your discussion in Note 2 regarding the restatement adjustments. However, that discussion does not appear to address all of the restatement adjustments shown. Please respond to the following:

* We note that you recorded certain adjustments that would appear to impact the reported net loss, such as the correction of the error relating to the capitalized lease obligation. However, we note your net loss has not changed from that originally reported. Please tell us why these adjustments did not result in any change to the reported net loss.

* We note that you have included multiple restatement adjustments for revenues, cost of revenues, marketing and selling expenses, general and administrative expenses and interest expense. However, you have not discussed the nature of these adjustments. Please revise to disclose the nature of each of the restatement adjustments shown as required by paragraph 37 of APB 20.

* We note that the impact of certain adjustments shown here does not reconcile with the table provided in Note 2. Please revise the filing to ensure these amounts reconcile. Consideration should also be given to removing the table shown in Note 2 to the extent that such disclosure is repetitious.

Consolidated Statement of Cash Flows, page F-6

7. The net loss presented for 2003 does not agree with the net loss presented on your restated 2003 statement of operations. Please revise the filing as appropriate to correct this error.

8. Please also revise to clearly label the 2003 information as restated.

Notes to Consolidated Statements, page F-7

Note 2.  Restatement, page F-7

9. Please refer to prior comment 12. Your response does not appear to fully address our original comment. Please explain to us and revise your filing to explain in greater detail the nature of the error. Explain to us in detail how you initially and subsequently accounted for the capital lease. In addition, tell us why the correction resulted in the recording of an additional loss of $115,031. Refer to paragraph 37 of APB 20.

Note 4.  Significant Accounting Policies, page F-7

-Revenue Recognition, page F-8

10. Please refer to prior comment 15. You previously disclosed that
98% and 91% of your revenue for 2004 and 2003, respectively, was derived from sales to one customer that is owned by your president.
We have the following specific questions regarding your response:

* You state in your response that you have latitude in establishing the price of goods. You also state that you have discretion in supplier selection and that that you retain absolute control over which product is provided to the user. We note that your president is also the owner of your primary group purchasing operations customer, PSI. In addition, we note your disclosure on page 9 that
Univec employs only four persons and that you utilize employees of PSI to provide certain administrative services. Please provide us with a revised analysis that takes into account the related party nature of these transactions in evaluating the factors specified in
EITF 99-19.

* Your response to prior comment 15 discusses latitude in establishing prices in the context of the relationship between you and the supplier. Please note the guidance in EITF 99-19 in this regard refers to the establishment of prices between you and the customer. Please provide us with a revised analysis of this factor as it relates to the relationship between you and your customer. Your analysis should include specific discussion of how the related party nature of your negotiations with PPSI impacts this factor.

* We note that your gross profit margin was 1%, 1% and 0% for the nine months ended September 30, 2005, the year ended December 31, 2004 and the year ended December 31, 2003 (restated), respectively.
Please provide us with additional analysis of your latitude in establishing prices that takes into account the low gross profit margins reported in each period.


* You state that Univec holds inventory risk to the products. However, we note that your inventory balances at your recent reporting dates have been small in comparison to your revenues. Further, it appears that the majority of the inventory balances relate to the auto-disable and safety syringe business rather than the group purchasing business. Please provide us with an analysis showing the portion of the December 31, 2004 and September 30, 2005 inventory balances that relate to the group purchasing operations inventory held by PPSI.

* We note that you share office space with your primary group purchasing customer, PSI. Tell us whether you take title to the inventory or if title transfers immediately to PSI. In addition, tell us how you segregate your inventory from that of PSI if you share warehouse space.

* In light of the fact that PPSI does not have any employees, please tell us who is responsible for receiving and inspecting the inventory from the supplier. Also, tell us who is responsible for shipping these goods to the customer of PPSI.

Note 17.  Concentrations, page F-15

11. Please refer to prior comment 14. You state that Pharmacy Services, Inc. is not a related party as defined in SFAS 57. You further state that PSI is an affiliated private company wholly owned by the President of Univec. Please note the definition of related party in Appendix B of SFAS 57 includes affiliated parties, which are defined as "parties that, directly or indirectly through one or more intermediaries, control, are controlled by, or are under common control with an enterprise." We note from your disclosures on page
18 of the Form 10-K/A that your president is the single largest shareholder of Univec, owning 39.4% of the outstanding common stock of Univec as of August 31, 2004. Based on these facts, it appears that PSI is a related party as defined in SFAS 57. Please revise to provide the required disclosures of paragraphs 2-4 of SFAS 57.

Forms 10-QSB for the quarter ended March 31, 2005, June 30, 2005, and
September 30, 2005

12. Please refer to prior comment 26. As previously requested, please amend your quarterly reports on Form 10-QSB to address the comments issued in this letter and in our letter dated September
29,
2005 as appropriate.

Form 8-K filed June 13, 2005

13. Please refer to prior comment 27. The fact that Mr. Frank`s resignation letter made no reference to any disagreement does not address the disclosure required by Item 5.02(a)(1)(iii). Please amend your Form 8-K accordingly.



      As appropriate, please amend your December 31, 2004 Form 10-KSB and March 31, June 30, 2005 and September 30, 2005 Forms 10-QSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, please do not hesitate to contact
Michele
Gohlke, Branch Chief, at (202)551-3327.


      							Sincerely,



								Kevin Vaughn
								Reviewing Accountant


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Dr. David Dalton
Univec, Inc.
December 20, 2005
Page 6